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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 07 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-52046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-00 (MM/DD/YY) AND ENDING 12-31-00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stipek Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12551 Welbe Drive
(No. and Street)
Santa Ana (City) CA (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie C Stipek 714 630-0436
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rowland, Gerald R.
(Name — *if individual, state last, first, middle name*)

2192 Dupont Drive, Suite 208 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK 3/22/02

OATH OR AFFIRMATION

I, Leslie C. Stipek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stipek Securities, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF ORANGE

L C Stipek
Signature

Managing Member
Title

Kerri L Cohen
Notary Public
KERRI L. Cohen

subscribed and sworn to before me on February 27, 2002

OFFICIAL SEAL
KERRI L. COHEN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1261335
ORANGE COUNTY
My Commission Exp. April 20, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stipek Securities, LLC

Statement of Changes in Proprietor's Capital

December 31, 2000

Proprietor's capital, January 1	$ 50,000
Net income	-
Capital contributions	-
Withdrawals	(25,000)
Proprietor's capital, December 31	$ 25,000

NASD REGULATION
An NASD Company

February 25, 2002

RECEIVED
MAR 07 2002
143

Leslie C. Stipek
Managing Partner
Stipek Securities, LLC
12551 Welbe Drive
Santa Ana, CA 92705

Dear Mr. Stipek:

This acknowledges receipt of your December 31, 2000 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. Statement of Changes in Stockholders' Equity of Partners' or sole proprietor's Capital

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the item listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Christopher Tapper at 213-613-2698.

Sincerely,

Allissa Johnson
Supervisor

Enclosure

cc: Valerie Caparoni
SEC Regional Administrator
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Gerald R. Rowand
CPA
2192 Dupont Drive, Suite 208
Irvine, CA 92612